VIA FACSIMILE 202.772.9369

March 2, 2006

John Cash
Accounting Branch Chief
Securities and Exchange Commission
MAIL STOP 7010
450 Fifth Street, N.W.
Washington, D.C. 20549-7010


Dear Mr. Cash:

This letter is being filed to respond to comments made by the Securities and Exchange Commission staff (the "Staff") in its comment letter dated January 26, 2006. We have transcribed the Staff's comments below and each of the Staff's comments is followed by the Company's responses.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004.
----------------------------------------------------

CONTROLS AND PROCEDURES, PAGE 14
--------------------------------

COMMENT 1:        Revise  future  filings to  exclude  the  qualifying  language
                  "other than as described below" in your disclosure of changes in internal control over financial reporting. Also confirm to us, if correct, that there were material changes in your internal control over financial reporting during the quarter ended June 30, 2005.

RESPONSE:         We will  revise  future  filings  to  exclude  the  qualifying language in our disclosure of changes in internal control over financial reporting. During the quarter ended June 30, 2005, we did not make material changes in internal control over financial reporting.



NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6
------------------------------------------------------------

COMMENT 2:        We note the  additional  information  you submitted on revenue recognition. Please tell us the general nature of the terms and conditions included in the purchase orders, and how and when you recognize revenue as such terms and conditions are met. Tell us if any purchase orders require customer approval.

John Cash                                                            Page 2 of 2
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549





RESPONSE:         Customer  generated and customer  approved purchase orders are
                  reviewed  and  subject  to   acceptance  by  the  Company  and
                  generally include specific terms relative to quantity, item description, specifications, price, customer responsibility for in-process costs, delivery schedule, shipping point, payment and other standard terms and conditions of purchase and may provide for progress payments based on in-process costs as they are incurred. Revenues are recognized as units are shipped and at the designated FOB point consistent with the transfer of title and as per our response to your Comment
                  Three (3) as follows.

COMMENT 3:        Tell us the  percentage  of total 2004  revenues  that use the percentage of completion method. Also tell us the terms of this agreement and how you determine the percentage of completion method is appropriate.

RESPONSE:         Revenue under the  percentage of completion  method  accounted for  approximately  7% of  revenues  for the fiscal year ended
                  December  31,  2004.  However,  please note that the amount of
                  2004 revenues  recognized  under the  percentage of completion method are not materially  different than if the percentage of completion  revenues were  recognized  under the units shipped method.  Currently,  the Company  expects  revenues  under the percentage of completion method to be an immaterial percentage of total  revenues.  The use of the  percentage  of completion method is  expected  to be  complete  during 2006 and no other contract  will  then be using  the  percentage  of  completion method to recognize  revenues.  The Company uses percentage of completion  method to recognize revenue on contracts where the following  criteria  are met:  (i) the goods to be sold extend
                  over  several  accounting  periods,   (ii)  the  shipment  and
                  delivery schedules may not properly match sales with related expenses if recognized under the units complete method (iii) expected cash inflows are determinable, (iv) the total cost of the project can be reasonably estimated, (v) the cost incurred is known. The terms of the agreement met the above parameters as the stated delivery dates extended multiple accounting periods at stated prices and total contract costs were reasonably estimated based on historical records. As such, the percentage of completion method was appropriately applied and most accurately addresses the realization principle that sets forth the criteria for appropriate revenue recognition.

                                          Sincerely,



                                          /s/ Cari L. Jaroslawsky
                                          --------------------------------------
                                          Cari L. Jaroslawsky, CPA
                                          CFO and Treasurer